SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

CONTENTS

1. 2Q22 HIGHLIGHTS	5
1.1 CONSOLIDATED	5
1.2 ESG	6
2. VALUE CREATION STRATEGY	7
3. GLOBAL PETROCHEMICAL INDUSTRY:	10
4. PERFORMANCE BY SEGMENT	12
4.1 BRAZIL	12
4.2 UNITED STATES & EUROPE	22
4.3 MEXICO	24
5. CONSOLIDATED FINANCIAL OVERVIEW	28
5.1 REVENUE BY REGION	28
5.2 COST OF GOODS SOLD (COGS)	29
5.3 OTHER REVENUE (EXPENSE), NET	29
5.4 RECURRING EBITDA	29
5.5 FINANCIAL INCOME (EXPENSE)	30
5.6 NET INCOME	31
5.7 INVESTMENTS	32
5.8 CASH FLOW	33
5.9 DEBT MATURITY PROFILE AND RATING	33
6. ESG	36
6.1 ENVIRONMENTAL	36
6.2 SAFETY AND SOCIAL RESPONSIBILITY	37
6.3 CORPORATE GOVERNANCE	38
7. CAPITAL MARKETS	38
7.1 STOCK PERFORMANCE	38
7.2 CORPORATE DEBT SECURITIES PERFORMANCE	39
8. LIST OF ANNEXES:	40

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FORWARD-LOOKING STATEMENTS

This Earnings Release may contain forward-looking statements. These statements are not historical facts, but are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact from the geological event in Alagoas and related legal procedures and from COVID on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any change in these assumptions or factors, including the projected impact from the from the geological event in Alagoas and related legal procedures and the unprecedented impact from COVID on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause actual results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Earnings Release is not an offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offering of securities carried out in Brazil will be made by means of a prospectus that may be obtained from Braskem and that will contain detailed information on Braskem and management, as well as its financial statements.

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BRASKEM S.A. (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), the largest resin producer in the Americas and the world’s leading biopolymers producer, presents its 2Q22 Earnings Release.

2Q22 Earnings Conference Call / Webcast
(in Portuguese with simultaneous translation into English)
August 11, 2022 (Thursday)
2 p.m. (Brasília)
1 p.m. (US EST)
10 a.m. (Los Angeles)
6:00 p.m. (London)
Participants: +55 11 4090 1621
                     +1 412 717-9627
Password: Braskem
Webcast
Portuguese: Clique aqui
English: Clique aqui

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or by sending an e-mail to braskem-ri@braskem.com.br .

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Braskem’s Cash Generation was R$2.4 billion in 2Q22, with return on cash flow of 31%

Recurring EBITDA was US$802 million in the quarter

1.	2Q22 HIGHLIGHTS
1.1	CONSOLIDATED

▪	In 2Q22, Braskem’s Recurring EBITDA was US$802 million, a decrease of 13% compared to 1Q22 mainly due to: (i) lower sales volume of main chemicals in the Brazil segment, PP in Europe, and PE in the Mexico segment; and (ii) lower international spreads for PVC in Brazil and PP in Europe, though still above the historical average of the last 10 years[1]. Compared to 2Q21, the Company’s Recurring EBITDA in U.S. dollar declined by 55%, due to: (i) the normalization of international spreads for PE, PP and PVC in Brazil, PP in the United States and Europe and PE in Mexico; and (ii) lower sales volume of main chemicals in Brazil segment and PP in Europe. In Brazilian real, Recurring EBITDA was R$3.9 billion, 19% and 58% lower than 1Q22 and 2Q21, due to the 6.0% and 7.1% Brazilian real appreciation against the U.S. dollar, respectively.
▪	In the quarter, the Company reported a net loss[2] of R$1.4 billion. Additionally, in the year to date, the Company registered net income attributable to shareholders of R$2.5 billion, representing R$3.11 per common share and class “A” preferred share[3].
▪	The Company’s recurring cash generation was R$3.1 billion, with return[4] on cash flow of 41% in 2Q22. Adding the payments related to the geological event in Alagoas made in 2Q22, the Company presented a cash generation of R$2.4 billion and return³ on cash flow of 31%.
▪	Corporate leverage, measured by the ratio of adjusted net debt to Recurring EBITDA[5] in U.S. dollar, ended the quarter at 1.2x.
▪	The cash position was US$1.9 billion, a level that guarantees coverage of debt maturities for the next 66 months. Note that this position does not include the international stand-by credit facility in the amount of US$1.0 billion, with maturity in 2026.

[1] Based on period from 2011 to 2020.

[2] Based on net income (loss) attributable to the shareholders of the Company.

[3] For the class “B” preferred shares, the amount is R$0.60 per share.

[4] Corresponds to recurring cash generation in U.S. dollar in the last 12 months divided by the Company's market capitalization in the quarter.

[5] Excludes Braskem Idesa’s debt and considers Recurring EBITDA in the last 12 months.

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▪	In June, Braskem Idesa entered into agreements with Advario B.V, the world’s leading company in the storage sector with headquarters in the Netherlands, to sell 50% of the capital stock of Terminal Química Puerto México (“TQPM”), BI’s subsidiary responsible for developing and operating the ethane import terminal project in Mexico. TQPM’s ethane import terminal will have a capacity of 80,000 ethane barrels per day, providing conditions for BI to import all its feedstock needs.
▪	In June, Braskem concluded the 16th issue of debentures, in the total amount of R$1 billion. The operation marks Braskem’s return to the local debenture market and registered demand 1.8 times higher than book volume.

1.2	ESG

Environmental

▪	Integrated Report 2021: in May, the Company published its Integrated Report 2021, which adopts the internationally recognized reporting standards GRI (Global Reporting Initiative), SASB (Sustainability Accounting Standards Board) and IIRC (International Reporting Council). In the report, the Company shows the advances in its sustainable development strategy for 2025, 2030 and 2050, as well as the advances in 2021, which totaled 17%.
▪	GHG emission inventory[6]: in June, the Company published the results of its 2021 Greenhouse Gas Emissions inventory, which was conducted in line with the guidelines established by the GHG Protocol and the World Business Council for Sustainable Development (WBCSD) and verified by a third party contemplating 100% of our global operations. Scope 1 emissions amounted to 9,987,076 tCO2e, a 0.3% reduction in relation to 2020, due to the scheduled maintenance shutdown at the petrochemical cracker in Sao Paulo. Scope 2 emissions totaled 881,089 tCO2e, a 20% increase in relation to 2020, mainly due to the increase in the Brazilian grid factor[7] and of the resumption of operations at the chlor-alkali unit in Alagoas. Carbon intensity was 0.637 tCO2e/ton, a decrease (-5%) in relation to 2020. Regarding scope 3 emissions (30,120,701 t CO2e), the Company improved its methodology, which included refining the emission factor’s type and location of feedstock.

Social

▪	People Safety: the consolidated reported and lost time injury-frequency rate in the year to date was 1.0 event per million hours worked, a decrease of 17% from the same period of 2021 and 70% below the industry average[8]. The TIER 1 rate[9] in the year to date was 0.07 event per million hours worked, down 13% from the same period of 2021. The TIER 2[10] rate was 0.48 event per million hours worked.
▪	CIEE Award – Best Internship Programs: the Company was awarded in third place in the CIEE Award - Best Internship Programs, which is based on an objective survey in which interns evaluate their own internship programs. Based on the experiences of the interns themselves from more than 250 enterprises and governmental organizations, the outcome was reached in the 13th CIEE Award - Best Internship Programs.

[6] Greenhouse Gas

[7] The grid factor is used to calculate CO2e emissions from electricity consumption

[8] The industry average is 3.25 per million hours worked according to the American Chemistry Council. Most recent data refer to the

2018

[9] Incident with loss of containment of products above the limits established in the American Petroleum Institute (API) 754 for TIER 1,

based on the product released, or any release that causes: fatality or lost-time injury of an employee or third party, hospital damages or fatality of the external public, financial losses greater than US$100,000, or evacuation of the community.

[10] Incident with loss of containment of products above the limits established in the American Petroleum Institute (API) 754 for TIER 2,

based on the product released, or any release that causes: reportable injury of own employee or third party and financial loss greater than US$2,500.

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2.	VALUE CREATION STRATEGY

During the second quarter, Braskem continued to focus on developing the various projects in its main avenues of growth, which are concentrated in (i) renewables, (ii) recycling and (iii) existing businesses with productivity and competitiveness, as described below.

1)	Growth in Renewables:

The Company is committed to achieving 1.0 million tons of green PE production by 2030 and is working to reach this goal through potential strategic and financial partnerships.

Key projects on this front include:

Project to expand green ethylene production capacity in the Triunfo Petrochemical Complex in Rio Grande do Sul

Expansion of current green ethylene production capacity from 200 kta to 260 kta using feedstock made from sugarcane ethanol. As of 2Q22, the Company had disbursed US$31 million, with the investment reaching 50.0% physical completion.

Project to build a new green ethylene plant in Thailand (MOU with SCG Chemicals)

Execution of a memorandum of understanding with SCG Chemicals to conduct feasibility studies for a joint investment in a new green ethylene plant in Thailand.

Project for joint licensing of green ethylene technology (partnership with Lummus Technology)

Partnership to develop and license Braskem's technology to produce green ethylene. The partnership will bring complementary expertise to accelerate Braskem's commitment to reach 1.0 million tons of green PE production capacity by 2030, extend the geographic reach of green ethylene production technology globally, and accelerate the use of bioethanol for chemicals and plastics.

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2)	Growth in Recycling:

One of the Company’s goals is to increase its sales volume of recycled products. By 2025, Braskem’s goal is to expand its portfolio to reach 300,000 tons of thermoplastic resins and chemical products with recycled content and 1.0 million tons of thermoplastic resin and chemical products with recycled content by 2030.

Additionally, the Company is working to prevent 1.5 million tons of plastic waste from being sent to incineration, landfills, or deposited in the environment by 2030. In this sense, the following projects stand out, which are mainly related to working through partnerships with other companies in the value chain to strengthen mechanical and advanced recycling globally.

Project for construction of the first advanced recycling unit in Brazil

In partnership with Valoren, construction of the first advanced recycling unit in Brazil, with the objective of chemically transforming, using pyrolysis, plastic waste into circular feedstock.

3)	Growth within the Existing Businesses with Productivity and Competitiveness:

The Company will continue to invest in existing businesses to maintain productivity and competitiveness, focusing on operational efficiency and excellence, optimizing sales and logistics, leadership in costs and competitive advantages through client relations. The highlights on this front are the following projects, besides the Transform For Value Program:

Project to build an Ethane Import Terminal in Mexico

Construction of an ethane import terminal in Mexico, which will allow supply diversification and operation at full capacity while enabling expansion by around 15% of Braskem Idesa's PE (ethane-based) production capacity.

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Transform For Value Program

The Transform for Value (TFV) Program ended 2021 on pace to capture approximately US$277 million/year[11] in initiatives that reached more advanced stages of maturity. The cumulative capture in 2021 of these initiatives totaled approximately US$154 million.

In the second quarter (2Q22), there was little variation in the pace of value captured, which ended the quarter at US$280 million/year11. The cumulative capture in the first half of these initiatives totaled around US$127 million, which shows significant evolution in the program compared to the same quarter last year. The pace of capture represents mostly a direct impact on the company's EBITDA, which can occur in four ways: increase in net revenue, reduction in variable costs, reduction in fixed cost or reduction in SG&A expenses. The table below shows the breakdown of the capture rate of US$280 million/year11 achieved in the second quarter of 2022, by type of impact on EBITDA and region:

About one third of the capture rate value of US$280 million/year11 is associated with Digital Transformation initiatives, which make relevant use of digital technologies in their scopes, such as: automation and instrumentation, new software and systems, advanced analytics, machine learning, cloud services, etc.

In addition, other initiatives in more preliminary stages, such as planning or execution, under the management of areas[12] that make up the scope of the program, added an approximately US$401 million/year to the pipeline's potential to be captured by 2023.

As mentioned above, normalization of the scenario for the petrochemical industry affected the quantification of initiatives. In addition, the gradual reduction in efficiency began to impact the values of initiatives that reached a more advanced stage of maturity (stage 5 – completed). However, these negative impacts were partially offset by the identification of new opportunities to capture value and the advancement of relevant initiatives to stages 4 & 5 – progress that should intensify throughout the year with the new crop of initiatives that entered the pipeline in the second half of 2022.

For 2022, the Company's objective is to move forward with the program's activities, reaching the capture of recurring gains of approximately US$302 million/year[13] in initiatives in more advanced stages.

[11] Considering only initiatives in stage 4 (Run-rate), when measurements of gains could vary as actions advance, and in stage 5 (Concluded), after stabilization and/or the internal audit.

[12] Transformation Office, Digital Center, Energy, Continuous Improvement and Competitiveness & Productivity (C&P) CAPEX.

[13] Considering only initiatives in stage 4 (Run-rate), when measurements of gains could vary as actions advance, and in stage 5 (Concluded), after stabilization and/or the internal audit.

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3.	GLOBAL PETROCHEMICAL INDUSTRY:

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BRAZIL

▪	PE Spread[14]: increased compared to 1Q22 (+22%).
o	The PE price in the United States increased in relation to 1Q22 (+10%). Although global logistics situation continued to limit exports, healthy demand in the region and rising production costs, due to higher ethane prices, impacted the increase in resin price.
o	The ARA naphtha price reference fell (-2%), due to: (i) the impacts of lockdowns in China due to its zero-COVID policy, which led to the closing of plants and weaker demand in the region; (ii) global concerns about an economic slowdown and recession in the USA; (iii) with these factors partially offset by supply uncertainties caused by restrictions on Russian oil.
o	Compared to the same quarter of 2021, the spread narrowed by 40%, mainly due to the impacts from Winter Storm Uri in the U.S. Gulf Coast, which caused the temporary closure of some PE plants in the region in 2021, reducing PE supply in 2Q21.
▪	PP Spread[15]: in line with 1Q22.
o	The PP price in Asia remained in line (-1%) with 1Q22, balanced by the region’s weaker demand and lower supply, due to lockdowns in China causing the operational shutdowns and lower utilization rates of PP plants in the region.
o	The naphtha price fell 2% in relation to 1Q22, explained by the lockdowns in China, the economic scenario and the global geopolitical context, as mentioned earlier.
o	In relation to the same quarter of 2021, the spread narrowed 43%, mainly due to the higher feedstock price in 2Q22.
▪	PVC Par Spread[16]: decreased 4% compared to 1Q22.
o	The PVC price remained in line with 1Q22. On the other hand, the PVC Par spread decreased, mainly due to: (i) the higher prices for oil and ethylene given the current geopolitical scenario; and (ii) with this factor partially offset by the higher caustic soda price as a result of tight supply.
o	In relation to 2Q21, the Par spread fell 4%, due to the higher oil and ethylene prices in the current geopolitical scenario.
▪	Main Base Chemicals Spread[17]: increase compared to 1Q22 (+77%).
o	The spread was affected by the general increase in the prices of chemicals, mainly: (i) the 33% increase in the gasoline price, following the higher oil price; (ii) the 22% increase in the benzene price, supported by stronger demand after the end of scheduled shutdowns at clients; and (ii) the 23% increase in butadiene price, affected by production constraints in the U.S. Gulf region and by cost pressures.
o	Compared to the same quarter last year, the spread increased 21%, mainly due to the general increase in the prices of chemicals, as mentioned above.

UNITED STATES & EUROPE

▪	U.S. PP Spread[18]: increase compared to 1Q22 (+2%).
o	Although demand remained in line with 1Q22, the PP price in the United States declined, due to the lower feedstock price, explained by: (i) the higher availability, given the higher refineries utilization rate in the period; and (ii) the unscheduled shutdowns of PP plants in the region, causing an oversupply of the feedstock in the market.

[14] (US PE Price – naphtha ARA price)*82%+(US PE Price – 50% U.S. ethane price – 50% US propane price)*18%.

[15] PP Asia Price – Naphtha ARA price.

[16] The PVC Par spread better reflects the profitability of the Vinyls business, which is more profitable compared to the temporary/non-integrated business model of 2019/20, under which the Company imported EDC and caustic soda to keep serving its clients. Its calculation is PVC Asia Price + (0.685*US Caustic Soda) - (0.48*Europe Ethylene) - (1.014*Brent).

[17] Average price of main chemicals (Ethylene (20%), Butadiene (10%), Propylene (10%), Cumene (5%), Benzene (20%), Paraxylene (5%), Gasoline (25%) and Toluene (5%), according to Braskem’s sales volume) - Naphtha ARA price.

[18] U.S. PP – U.S. propylene price

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o	Compared to the same quarter last year, the spread decreased 8%, mainly due to the higher resin price in 2Q21, pressured by the lower supply caused by Winter Storm Uri.
▪	Europe PP Spread[19]: decreased compared to 1Q22 (-31%).
o	The PP price in Europe increased, mainly due to the higher feedstock price. PP demand in 2Q22 was lower, while product import availability in the region increased, leading to higher product supply in the region. The propylene price increased due to higher oil prices in the international market, reflecting the geopolitical tensions between Russia and Ukraine.
o	Compared to the same quarter of last year, the spread narrowed 60%, mainly because 2Q21 was impacted by lower supply due to operational issues, problems with product imports and strong demand in the period.

MEXICO

▪	North America PE Spread[20]: in line with 1Q22.
o	Despite demand in the region remained health, the higher PE price in the USA was mainly influenced by the increase in the global feedstock price. The ethane price increased 46%, due to the higher natural gas price in the region, following the trend of rising prices for commodities in general due to the current geopolitical scenario.
o	Compared to the same quarter last year, the spread decreased 36%, mainly explained by the increase in PE price in 2Q21, due to supply constraints caused by Winter Storm Uri that hit the U.S. Gulf Coast in early 2021.

4.	PERFORMANCE BY SEGMENT
4.1	BRAZIL

Recurring EBITDA was US$454 million (R$2.2 billion), a decrease of 5% compared to 1Q22, accounting for 58% of Company’s segment consolidated Recurring EBITDA, mainly due to: (i) the lower international spread for PVC; (ii) the lower sales volume of main chemicals because of the scheduled maintenance shutdowns in the period; and (iii) the Brazilian real appreciation against the U.S. dollar of 6.0%.

Compared to 2Q21, the decline was 60%, due to: (i) the lower international spreads for resins; (ii) the lower sales volume of main chemicals; and (iii) the Brazilian real appreciation against the U.S. dollar of 7.1%.

[19] EU PP – EU propylene price

[20] U.S. PE – U.S. ethane price

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4.1.1	OPERATIONAL OVERVIEW

a) Feedstock: the Company has four petrochemical complexes in the Brazil segment that use naphtha, ethane/propane and HLR as feedstock to produce ethylene and its respective co-products, which subsequently are used as feedstock to make thermoplastic resins (PE, PP and PVC) or sold to third parties.

Petrochemical complexes in São Paulo and Rio Grande do Sul

Naphtha: in line with the Company’s strategy to diversify its supplier base, the Brazil segment continued to acquire naphtha through supply agreements with international suppliers, with naphtha imports accounting for 58% of total naphtha consumption in 2Q22.

Petrochemical complex in Rio de Janeiro

Ethane/Propane: Braskem acquired 96% of the ethane/propane consumed in 2Q22 from domestic suppliers.

Petrochemical complex in Bahia

Ethane: Braskem acquired from international suppliers the equivalent to 1% of the total ethane consumed in the flex cracker in Bahia, which can operate 15% of its capacity using gas-based feedstock.

b) Resins demand in the Brazilian market (PE, PP and PVC): in line with 1Q22. Compared to same quarter of 2021, demand decreased (-11%), due to weaker demand for resins, mainly explained by the consumer goods and agribusiness sectors.

c) Average utilization rate of petrochemical crackers: decreased compared to 1Q22 (-12 p.p.) and to 2Q21 (-2 p.p.) due to: (i) the scheduled maintenance shutdown carried out at the petrochemical complex in Rio Grande do Sul over 47 days; (ii) the scheduled maintenance shutdown carried out at the Alagoas PVC plant over 37 days, affecting the capacity utilization rate of the petrochemical complex in Bahia; and (iii) the feedstock shortage at the petrochemical complexes of Rio de Janeiro and ABC, São Paulo due to the lower supply and the scheduled maintenance shutdowns of a domestic supplier, respectively.

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d) Resins sales volume: in the Brazilian market, remained in line with 1Q22, supported by the stable local demand. In relation to 2Q21, the increase (+11%) is explained by the higher market share, which had declined in 2Q21, mainly due to the scheduled general maintenance shutdown at the petrochemical complex in ABC, São Paulo and the higher import volumes in the same period of the previous year.

Exports increased in 2Q22 compared to 1Q22 (+7%), due to higher PE sales in the export market, given the lower PE availability in the United States for exports and better logistics conditions for exports. In relation to 2Q21, exports increased 29%, due to better logistics conditions for exports.

e) Main chemicals sales volume: in the Brazilian market, sales volume decreased in relation to 1Q22 (-11%), explained by the lower sales of (i) benzene and gasoline, due to the lower product availability for sale given the lower utilization rate of petrochemical crackers in the period; and (ii) paraxylene, explained by a scheduled shutdown carried out at a client. Compared to 2Q21, sales increased (+2%) due to the higher sales volume, especially of cumene, supported by the expansion of market share and reduction of imported volume to meet customer demand in the domestic market.

Exports decreased in relation to 1Q22 (-5%), mainly due to the lower product availability for export in the period. In relation to 2Q21, exports decreased (-39%), mainly explained by lower exports of butadiene and benzene, due to lower product availability for export, despite the increase in gasoline exports due to better margins in the export market in the period.

4.1.2	GEOLOGICAL EVENT IN ALAGOAS
a)	Provisions

As assessed by the Company and its external advisors, considering the measures recommended on technical studies in the short and long-term and the existing information and refined estimates of expenses for implementing several measures connected with the geological event in Alagoas, the provision on June 30, 2022 was R$7.7 billion, with R$4.7 billion under current liabilities and R$3.0 billion under non-current liabilities.

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The following table shows the changes in the provision in the period:

The current provision can be broken down into the following action fronts:

a.	Support for relocating and compensating the residents, business and real estate owners of properties located in the Civil Defense Map updated in December 2020, including establishments that require special measures for their relocation, such as hospitals, schools and public equipment.

For these actions, the balance of this provision is R$2.7 billion (2021: R$3.4 billion) comprises expenses related to relocation actions, such as relocation allowance, rent allowance, household goods transportation and negotiation of individual agreements for financial compensation.

b.	Actions for closing and monitoring the salt wells, environmental actions and other technical matters. Based on the findings of sonar and technical studies, Braskem has defined stabilization and monitoring actions for all 35 existing salt mining wells. Based on studies by specialists, the recommendation was to fill 9 salt wells with solid material, a process that should take 4 years. For the remaining 26, the recommended actions are: conventional closure using the buffering technique, which consists of promoting cavity pressurization, which is used worldwide for post-operation cavities; confirmation of natural filling status; and, for some wells, sonar monitoring.

The monitoring system implemented by Braskem envisages actions to be developed during and after the closure of the wells, focusing on safety and monitoring of region’s stability.

The Company’s actions are based on technical studies conducted by outsourced specialists, with the recommendations presented to the competent authorities. The Company is implementing the actions approved by the National Mining Agency (“ANM”).

In June 2022, in compliance with the Socio-environmental Reparation, Braskem submitted to the Federal Prosecution Office the environmental diagnosis containing the evaluating potential impacts and environmental damages arising from salt mining and the environmental plan with the proposed necessary measures. Subsequent to the submission of this environmental diagnosis, Braskem will follow the process established in the agreement regarding the discussions with authorities.

The provisioned balance amount of R$1.6 billion (2021: R$1.7 billion) to implement the measures described in this item was calculated based on existing techniques and the solutions planned for the current conditions of the wells, including expenses with technical studies and monitoring, as well as environmental actions already identified. The provision amount may be changed in the future, in accordance with the results of the monitoring of the wells, the progress of implementing the plans to close wells, possible necessary changes to the environmental plan, the monitoring of the ongoing measures and other possible natural alterations.

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c.	Social and urban measures, under the Agreement for Socio-environmental Reparation signed on December 30, 2020, allocating R$1.6 billion to the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, including R$300 million to compensation for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and urban mobility actions. The balance of this provision, updated by the inflation index established in the agreement, is R$1.6 billion (2021: R$1.6 billion).
d.	Additional measures, for which the balance of provision is R$1.8 billion (2021: R$1.0 billion), for expenses with: (i) actions related to the Technical Cooperation Agreements entered into by the Company; (ii) the hiring of external advisors to support the execution of the relocation actions and compensation of the families; (iii) infrastructure for assisting residents; (iv) expenses with managing the geological event in Alagoas relating to communication, compliance, legal services, etc.; (v) additional measures to assist the region and maintenance of areas; and (vi) other matters classified as a present obligation for the Company, even if not yet formalized.

The provisions of the Company are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope and method; the success of action plans; new repercussions or developments arising from the geological event; and the conclusion of studies that indicate recommendations from specialists, including the Technical Monitoring Committee, according to Agreement for Compensation of Residents, and other new developments in the matter.

The measures related to the mine closure plans are also subject to analysis and approval by ANM, the monitoring of results of the measures under implementation as well as changes related to the dynamic nature of geological events.

Continuous monitoring is essential for confirming the results of the current recommendations. Accordingly, the plans to close the wells may be updated based on the need to adopt technical alternatives to stabilize the subsidence phenomena arising from the extraction of salt. In addition, assessments of the future behavior of cavities to be monitored using sonar and piezometers could indicate the need for certain additional measures to stabilize them.

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, to be financed by Braskem, will be proposed considering the environmental diagnosis prepared by a specialized and independent company. After the conclusion of all discussions with authorities and regulatory agencies, as per the process established in the agreement, an action plan will be agreed to be part of the measures for a Plan to Recover Degraded Areas (“PRAD”).

At this time, the preliminary actions for addressing the environmental impacts are already being mapped, but it is still impossible to predict the developments of the discussion on the environmental plan with authorities, as well as any additional costs to be added to the Company’s provisions.

Furthermore, the Socio-Environmental Reparation Agreement envisages the potential adherence by other parties, including the Municipality of Maceió.

The Company has been advancing in negotiations with government authorities about other claims and gaining a better understanding of them. Although future disbursements may occur as a result of the negotiations, as of the reporting date, the Company is unable to predict the results and timeframe for concluding these negotiations or its possible scope and the total associated costs in addition to those already provisioned for.

It is not possible to anticipate all new claims, related to damages or other nature, that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts and/or damages somehow related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of violation or administrative penalties of diverse natures. Braskem continues to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utility concessionaires, entities of the direct or indirect administration of the State, Municipality or Federal level. Therefore, the number of such actions, their nature or the amounts involved cannot be estimated at this moment.

16

Consequently, the Company cannot eliminate the possibility of future developments related to the Geological Event in Alagoas, the relocation process and actions in vacated and adjacent areas, so the expenses to be incurred may differ from its estimates and provisions.

The Company is negotiating with its insurers the coverage of its insurance policies. The payment of compensation will depend on technical assessment of insurance coverage under these policies, taking into consideration the complexity of the subject. For this reason, no payment of compensation was recognized in the quarterly information of the Company.

For more information, see note 26 (“Geological event - Alagoas”) of the Consolidated and Individual Quarterly Information of June 30, 2022.

b)	Advances on Action Fronts

Relocation and Compensation for residents

As of July 31, 2022, 16,468 proposals were presented, with an acceptance rate of 99.6%. Additionally, as of July 31, 2022, 14,550 financial compensations have been accepted. Under the Financial Compensation and Support for Relocation Program (“PCF”), approximately R$2.7 billion had been disbursed as of the end of July 2022.

Closing and monitoring the salt wells, environmental actions and other technical matters

The Company obtained approval from the National Mining Agency (ANM) for the Well Closure Plan, as well as for the issuance of periodic reports on the execution of this Plan, which complies with the rules and recommendations established by the agency. Of the 35 wells that make up the Closure Plan, 9 are in the Backfilling Group with sand, and as of July 31, 2022, the closure of 3 wells in this Group are in progress, with the filling of 59.2% of the total volume of cavities 7 and 19 and of 86.2% of the total volume of cavity 17. There also are 15 wells with activities related to pressurization and buffering[21]. By July 31, 2022, 11 of the 15 wells had already completed their buffering activities, 7 of which are already monitored with high-tech instruments. Lastly, there are 6 wells that are in the sonar monitoring group and 5 with confirmation of natural filling, as per the conclusion of the specialized companies hired based on the studies carried out and approved by the National Mining Agency. In compliance with the Socio-environmental Agreement signed with the Federal Prosecution Offices, Braskem submitted on June 30, 2022 the environmental diagnosis for evaluation of potential impacts and environmental damages arising from salt mining and the environmental plan with detailed proposals with the measures for reparation, mitigation or compensation, both prepared by an expert firm.

Socio-urban measures

With regard to socio-urban measures, the Company’s actions are concentrated in Urban Mobility and Social Compensation, as well as other actions in the areas relocated.

On June 30, 2022, Braskem filed with the Federal Prosecution Office (MPF) the social study prepared by an expert firm to subsidize the discussions on the Social Actions Plan in compliance with the Socio-environmental Agreement.

[21] Buffering: Buffering the well consists of implementing physical barriers, such as cement paste, in order to prevent migration of fluids between permeable geological formations through the well and/or migration of fluids to the surface.

17

Lastly, regarding the actions in relocated areas, activities related to demolition of the Encosta do Mutange area are in progress. Currently, progress on the licensing process is pending for re-planning activities on the Encosta do Mutange area. Other activities related to the demolition of areas are ongoing as requested by the Civil Defense of Maceió.

4.1.3	FINANCIAL OVERVIEW

A) NET REVENUE: the increase in U.S. dollar (+8%) and increase in Brazilian real (+2%) compared to 1Q22, is explained by the higher prices of PE and main chemicals.

Compared to 2Q21, the increase in U.S. dollar (+21%) and Brazilian real (+13%) is explained by the higher resins sales volume and the higher prices for main chemicals.

Sales by sector (%)

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Sales by region (% in tons)

B) COST OF GOODS SOLD (COGS): increased in Brazilian real (+5%) and U.S. dollar (+11%) in relation to 1Q22, explained by higher prices for ethane in the international market and the naphtha inventory effect, influenced mainly by the higher oil and natural gas prices in the international market.

Increased in Brazilian real (+59%) and U.S. dollar (+71%) in relation to 2Q21, explained by: (i) the higher prices for key petrochemical feedstocks (naphtha, ethane and propane) in the international market, influenced mainly by higher oil and natural gas prices in the international market; and (ii) the higher resins sales volume.

In the quarter, COGS was affected by the PIS/COFINS tax credit on feedstock purchases (REIQ) in the amount of approximately US$23 million (R$113 million) and by the Reintegra tax credit in the amount of approximately US$0.6 million (R$2.9 million).

In March 2021, the Federal Government edited Provisional Presidential Decree 1,034 that would extinguish the REIQ as of August; however, in July of the same year, Brazil’s congress approved the gradual reduction of the Regime until 2025, which was converted into Federal Law 14,183/21. In this sense, as of July, the REIQ reduction on the PIS/COFINS rates on the purchase of petrochemical feedstocks was 2.92%, reducing annually until 2025, as provided for in the conversion of this Provisional Presidential Decree into Federal Law 14,183/21. In 2022, the current rate was 2.19% for January to March.

Additionally, on December 31, 2021, the Federal Government changed the Provisional Presidential Decree 1,095, also with the purpose of terminating REIQ, as of April 1, 2022. Since it is a Provisional Presidential Decree, it needed to be approved by both houses of congress by June 1, 2022 to maintain or officially modify its effects and conversion into law.

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In May 2022, the National Congress approved a new wording for the Regime, providing for its suspension until the end of 2022, resumed in 2023 and gradual reduction until the end of 2027, subject to the regulation of labor and environmental conditions. In addition, Congress also approved the insertion of a device that would grant a new 1.5% increase in the REIQ for investments in expanding installed capacity between 2024 and 2027.

In June 2022, the sanction of Law 14.374/2022 was published in the Official Gazette. The President of the Republic vetoed the REIQ increment points through investment in installed capacity and the proposal to expand the REIQ for the years 2025 and 2027 and maintained the suspension of the Regime in 2022 but definitive exclusion in 2025, through regulation (no deadline to happen). The vetoes will be submitted to the appreciation of the National Congress, which may, through the manifestation of the absolute majority of the members of the two Houses, override the presidential vetoes.

Also, while the MPV was being processed in Congress, the Brazilian Chemical Industry Association (ABIQUIM) had a preliminary injunction granted for the application of the REIQ between the months of April and June.

C) SG&A EXPENSES: in U.S. dollar, the increase in relation to 1Q22 (+15%) and 2Q21 (+38%) are mainly explained by the higher expenses with consulting and logistics services.

D) RECURRING EBITDA: represented 58% of the Company’s segment consolidated Recurring EBITDA.

4.1.4	RENEWABLES

4.1.4.1 Operational Overview

a) Average utilization rate of green ethylene: increased compared to 1Q22 (+10 p.p.), due to the restarting of production after the scheduled maintenance shutdown, carried out in January 2022. Compared to 2Q21, the utilization rate decreased (-8 p.p.), due to reduction on the supply of ethanol and scheduled and unscheduled shutdowns at the polymers unit in Rio Grande do Sul.

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b) Green PE sales volume: the increase in sales in relation to 1Q22 (+12%) was driven by the better global logistics conditions. Compared to 2Q21, Green PE sales increased (+14%), due to the higher product availability given the unscheduled shutdown in 1Q21.

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4.1.4.2 Financial Overview

A) NET SALES REVENUE GREEN PE (I’m greenTM bio-based) + ETBE (product that uses renewable raw material, ethanol in its composition): increased (+13%) in relation to 1Q22, due to: (i) the higher sales volume of Green PE; and (ii) the increase in the international reference for ETBE. Compared to 2Q21, net sales revenue increased (+57%), due to: (i) the higher sales volume of Green PE; (ii) the better conditions for product pricing; and (iii) stabilization of the ETBE (product with a renewable feedstock, ethanol in its composition) operation after conversion of the MTBE plant to ETBE[22], which increased product availability.

B) RECURRING EBITDA: Recurring EBITDA from Green PE, in Brazilian real, increased in relation to 1Q22 (+6%), due to the higher availability of product for sale. Compared to 2Q21 (-5%), the reduction was explained by the higher ethanol price.

[22] Conversion of the MTBE Unit: implemented in the industrial complex of Rio Grande do Sul, the initiative aimed to convert the production of MTBE (methyl tert-butyl ether) to ETBE (ethyl tert-butyl ether), a fuel additive with lower CO2 emissions and better margins.

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4.2	UNITED STATES & EUROPE

Recurring EBITDA was US$237 million (R$1.2 billion), down 19% from 1Q22, mainly due to the lower sales volume of PP and the lower PP spread in Europe, accounting for 30% of Company’s segment consolidated Recurring EBITDA. Compared to 2Q21, Recurring EBITDA decreased 52% in U.S. dollar, due to the lower PP sales volume in Europe and the lower PP spread in both regions.

4.2.1	OPERATIONAL OVERVIEW

a) PP demand: in the United States, PP demand remained in line with 1Q22. In relation to 2Q21, the decrease (-7%) is explained by high inventories in the converter chain and by the higher economic performance in the region in 2Q21.

In Europe, the decrease in relation to 1Q22 (-11%) and 2Q21 (-7%) is explained by the lower economic performance in the region in the period, which led to lower consumption, mainly of the automotive sector.

b) Average utilization rate of PP plants: in the United States, the utilization rate decreased in relation to 1Q22 (-7 p.p.) and 2Q21 (-17 p.p.) due to scheduled maintenance shutdowns and minor unscheduled shutdowns at PP plants in the period.

In Europe, the utilization rate decreased in relation to 1Q22 (-10 p.p.) and 2Q21 (-17 p.p.), explained by the lower feedstock availability due to operational problems at a local supplier and weaker demand in the period.

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c) PP sales volume: in the United States, sales volume increased in relation to 1Q22 (+15%) and 2Q21 (+4%), as stable demand for PP in the quarter was supported by drawing from existing inventory.

In Europe, PP sales volume decreased in relation to 1Q22 (-15%) and 2Q21 (-19%), reflecting the lower demand in the period.

4.2.2	FINANCIAL OVERVIEW

A) NET REVENUE: decreased in U.S. dollar compared to 1Q22 (-4%) and 2Q21 (-17%), explained by the lower PP sales volume in Europe and the lower PP price in the United States.

In Brazilian real, net revenue decreased in relation to 1Q22 (-9%) and 2Q21 (-23%), also explained by the Brazilian real appreciation against the U.S. dollar of 6.0% and 7.1%, respectively.

B) COST OF GOODS SOLD (COGS): increased in U.S. dollar in relation to 1Q22 (+1%), explained by the higher PP sales volume in the United States and the higher propylene price in Europe. In Brazilian real, the decrease (-5%) is due to the 6.0% appreciation in the Brazilian real against the U.S. dollar.

Compared to 2Q21, the decrease in U.S. dollar (-1%) is explained by the lower PP sales volume in Europe and the lower propylene price in the United States. In Brazilian real, it decreased (-8%), also due to the 7.1% appreciation in the Brazilian real against the U.S. dollar.

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C) SG&A EXPENSES: in U.S. dollar, the decrease in relation to 1Q22 (-7%) is mainly explained by the lower expenses with port services, consulting, logistics and storage, and legal services. Compared to 2Q21, the decrease (-1%) is due to lower logistics and storage expenses.

D) RECURRING EBITDA: represented 30% of the Company’s segment consolidated Recurring EBITDA.

4.3	MEXICO

Recurring EBITDA was US$96 million (R$469 million), 29% lower than in 1Q22, reflecting the lower PE sales volume and the higher ethane and natural gas prices in the international market, which accounted for 12% of the Company’s segment consolidated Recurring EBITDA. Compared to 2Q21, the decrease of 52% is due to the lower PE spread in the international market.

4.3.1	OPERATIONAL OVERVIEW

a) Feedstock: in 2Q22, PEMEX supplied 22,100 barrels per day, which is below the volume stipulated in the amendment to the ethane supply agreement executed in October 2021. In addition, to complement the supply of ethane by Pemex, Braskem Idesa imported from the United States 21,900 barrels of ethane on average per day, which represents around 88% of Fast Track’s current capacity.

b) PE demand in Mexican market: increase compared to 1Q22 (+7%), supported by healthy demand. Compared to 2Q21, the increase (+17%) is mainly explained by the lower effects of COVID in the period, which impacted in an increase of infrastructure and construction industries demand.

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c) Average utilization rate of PE plants: decreased compared to 1Q22 (-13 p.p.), due to: (i) the reduction in ethane supply by PEMEX, which stood at 22.100 barrels per day in the quarter average, resulting from operational problems and maintenance shutdowns at PEMEX assets; and (ii) the unscheduled shutdowns at the petrochemical complex caused by power system instabilities. In relation to 2Q21, the increase of 9 p.p. is mainly explained by the better Fast Track utilization rate during 2Q22.

Additionally, in June, the Fast Track solution registered a supply record, operating in the month with an average of 24.100 barrels per day, equivalent to 96% of utilization rate. In 2Q22, Fast Track operations complemented the supply of feedstock with 21.900 barrels per day of ethane imported from the United States, representing 88% of utilization rate.

d) PE sales volume: decreased (-13%) compared to 1Q22, due to the lower product availability for sale, which was partially offset by the consumption of inventory during 2Q22. In relation to 2Q21, the increase (+23%) is explained by the higher product availability for sale compared to the prior-year period.

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4.3.2	FINANCIAL OVERVIEW

A) NET REVENUE: decreased in U.S. dollar (-3%) and Brazilian real (-8%) in relation to 1Q22, reflecting the lower PE sales volume.

Compared to 2Q21, the increase in U.S. dollar (+2%) is due to the higher sales volume in the period. In Brazilian real, net revenue decreased (-5%), mainly due to the 7.1% appreciation in the Brazilian real against the U.S. dollar.

Sales by sector (%)

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Sales by region (% in tons)

B) COST OF GOODS SOLD (COGS): increased in U.S. dollar (+12%) and Brazilian real (+6%) in relation to 1Q22, basically explained by the higher ethane and natural gas price in the international market.

Compared to 2Q21, the increase in U.S. dollar (+72%) and Brazilian real (+60%) is explained by the higher ethane and natural gas price in the international market and the higher PE sales volume.

C) SG&A EXPENSES: in U.S. dollar, the increase in relation to 1Q22 (+9%) and in relation to 2Q21 (+12%) is mainly explained by the higher fixed costs with third parties and IT services.

D) RECURRING EBITDA: represented 12% of the Company’s segment consolidated Recurring EBITDA.

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5.	CONSOLIDATED FINANCIAL OVERVIEW

5.1	REVENUE BY REGION

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5.2	COST OF GOODS SOLD (COGS)

5.3	OTHER REVENUE (EXPENSE), NET

The Company recorded in 2Q22 a net expense of approximately R$1.1 billion, mainly due to the updated accounting provision related to the geological event in Alagoas, as described in item 4.1.2 of this document.

5.4	RECURRING EBITDA[23]

In 2Q22, the Company’s Recurring EBITDA was US$802 million, a decrease of 13% compared to 1Q22 mainly due to: (i) the lower sales volume of main chemicals in the Brazil segment, PP in Europe, and PE in the Mexico segment; and (ii) the lower international spreads for PVC in Brazil and PP in Europe, though still above the historical average of the last 10 years[24].

[23] Braskem’s consolidated result corresponds to the sum of the results in Brazil, United States & Europe and Mexico, less eliminations from the revenues and costs related to transfers of products among these regions.

[24] Based on period from 2011 to 2020.

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Compared to 2Q21, the Company’s Recurring EBITDA in U.S. dollar declined by 55%, due to: (i) the normalization of international spreads for PE, PP and PVC in Brazil, PP in the United States and Europe and PE in Mexico; and (ii) lower sales volume of main chemicals in the Brazil segment and PP in Europe.

In Brazilian real, Recurring EBITDA was R$3.9 billion, lower 19% and 58% than 1Q22 and 2Q21, due to the 6.0% and 7.1% appreciation in the Brazilian real against the U.S. dollar, respectively.

5.5	FINANCIAL INCOME (EXPENSE)

Financial expenses: increased in relation to 1Q22 (+4%), mainly due to: (i) the effects from the Brazilian real depreciation against the U.S. dollar on foreign-denominated principal; and (ii) the amortization of transaction costs associated with prepayments made in the period. In relation to 2Q21, the increase (+3%) is basically explained by the effects from the Brazilian real depreciation against the U.S. dollar on foreign-denominated principal.

Financial revenue: increased in relation to 1Q22 (+17%), mainly explained by the higher profitability of financial investments due to the increase in basic interest rates. Compared to 2Q21, the decrease (-11%) is explained by the nonrecognition of interest on tax assets related to overpayments of PIS and COFINS tax liabilities in prior periods.

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Net exchange variation: decreased compared to 1Q22 and 2Q21, mainly due to the effects from the Brazilian real at the end of the period depreciation against the U.S. dollar on the net U.S. dollar exposure of US$3.6 billion.

Transactions in financial instruments under hedge accounting

In the quarter, the Company recorded US$208 million (R$411 million) in exports associated to a discontinued hedge accounting transaction. The initial designation rate was US$1/R$2.0017, while the average realization rate was US$1/R$3.9786.

The balance of financial instruments designated for hedge accounting ended 2Q22 at US$4.7 billion.

Long-term Currency Hedge Program:

Braskem’s feedstock and products have prices denominated or strongly influenced by international commodity references, which are usually denominated in U.S. dollars. Starting in 2016, Braskem contracted derivative instruments to mitigate part of the exposure of its cash flow denominated in Brazilian real. The main purpose of the program is to mitigate U.S. dollar call and put option agreements, protecting estimated flows for a 24-month period.

On June 30, 2022, Braskem had a notional value outstanding of put options of US$2.2 billion, at an average exercise price of R$/US$4.70. At the same time, the Company also had a notional value of outstanding call options of US$1.5 billion, at an average exercise price of R$/US$6.76. The contracted operations have a maximum term of 24 months. The mark-to-market (fair value) of these Zero Cost Collar (“ZCC”) operations was positive R$0.9 million at the end of the quarter.

As a result of the appreciation in the Brazilian real in relation to the U.S. dollar during the program, the Company exercised part of the put options of the ZCC program. The total effect on cash flow for 2Q22 was positive by R$55 million.

5.6	NET INCOME

In the quarter, the Company reported a net loss[25] of R$1.4 billion, which mainly reflects the effects from exchange variation on the financial result given the Brazilian real at the end of the period depreciation against the U.S. dollar on the net exposure of R$3.6 billion and the provision update for the geological event in Alagoas. Additionally, in the year to date, the Company registered net income attributable to shareholders of R$2.5 billion, representing R$3.11 per common share and class “A” preferred share[26].

[25] Based on net income (loss) attributable to the shareholders of the Company.

[26] For the class “B” preferred shares, the amount is R$0.60 per share.

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5.7	INVESTMENTS

The Company’s estimates corporate investments in 2022 of R$5.6 billion (US$1.0 billion), divided as follows: (i) R$4.9 billion (US$0.9 billion) for operating investments; and (ii) R$0.6 billion (US$0.1 billion) for strategic investments.

The capital expenditures to be made by Braskem Idesa during 2022 are estimated at R$1.2 billion (US$0.2 billion).

Operating Investments 2Q22: the largest disbursements for operating investments in the quarter were for: (i) scheduled maintenance shutdown of the petrochemical central at the Triunfo Petrochemical Complex in Rio Grande do Sul, which lasted around 47 days; (ii) preparation for scheduled shutdowns at the PE plants in Bahia; and (iii) scheduled maintenance shutdown at the PVC plant in Alagoas, which lasted around 37 days.

The main operating investments made by Braskem Idesa in the quarter were in reliability initiatives and spare parts.

Strategic Investments 2Q22: expenditures were allocated to: (i) the project to expand biopolymers production capacity at the Triunfo Petrochemical Complex in Rio Grande do Sul; and (ii) construction of a recycling line for high-quality post-consumer resin in Brazil.

The disbursement related to the strategic investment made by Braskem Idesa in the quarter was for the construction of an ethane import terminal with the partner Advario B.V.

The total projected investment of R$5.6 billion (US$1.0 billion) includes R$1.4 billion (US$259 billion) for projects related to Braskem’s Sustainable Development Macro Goal to be carried out over the course of 2022.

33

In 2Q22, the main investments related to Braskem’s Sustainable Development Macro-Goals were in: (i) the project to expand biopolymers production capacity at the Triunfo Petrochemical Complex in Rio Grande do Sul; (ii) projects associated with reducing CO2 emissions and capturing energy efficiency gains at plants; (iii) projects related to industrial safety; and (iv) the construction of a recycling line for high-quality post-consumer resin in Brazil.

5.8	CASH FLOW

Recurring cash generation in 2Q22 was R$3.1 billion, mainly explained by: (i) the Recurring EBITDA in the quarter; (ii) the positive variation in working capital; and (iii) the monetization of PIS/COFINS credits in the approximate amount of R$232 million. These positive impacts were offset mainly by: (i) the payment of interest in the quarter; (ii) the payment of IR/CSLL due to Recurring EBITDA; and (iii) the Company’s operational and strategic investments. Adding the payments related to the geological event in Alagoas, the Company presented in the quarter a cash generation of R$2.4 billion.

The positive variation in working capital of R$752 billion was mainly due to:

i.	the lower sales volume in Accounts Receivable
ii.	the decrease in the inventory volume of finished goods, the lower feedstock price in the international market and the lower volume of feedstock in transit in Inventories.

5.9	DEBT MATURITY PROFILE AND RATING
5.9.1	BRASKEM (ex-BRASKEM IDESA)

On June 30, 2022, the average debt term was around 14.1 years, with 53% of maturities concentrated after 2030. The weighted average cost of the Company’s debt was exchange variation plus 5.3%.

In June, Braskem concluded the 16th issue of non-convertible, unsecured debentures in the aggregate amount of R$1 billion, in two series, with maturity in 7 and 10 years, at CDI + 1.75% and CDI + 2.00%, respectively.

At the end of the quarter, Braskem carried out the full redemption of the total outstanding amount of the 2023 Bonds, issued in October 2017 and due in January 2023, in the aggregate amount of US$104.7 million, and the partial redemption of the 2024 Bonds, issued in February 2014 and due in February 2024, in the aggregate amount of US$300.0 million.

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Debt US$ million	jun/22 (A)	mar/22 (B)	jun/21 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Consolidated Gross Debt	**8,734**	**8,774**	**9,027**	*0%*	*-3%*
in R$	449	288	142	*56%*	*217%*
in US$	8,285	8,486	8,885	*-2%*	*-7%*
(-) Debt - Braskem Idesa	**2,184**	**2,210**	**2,208**	***-1%***	***-1%***
in US$	2,184	2,210	2,208	*-1%*	*-1%*
(+) Financing Derivatives	**(0)**	**-**	**-**	***n.a.***	***n.a.***
in US$	(0)	-	-	*n.a.*	*n.a.*
(=) Gross Debt (Ex-Braskem Idesa)	**6,549**	**6,564**	**6,819**	***0%***	***-4%***
in R$	449	288	142	*56%*	*217%*
in US$	6,100	6,276	6,677	*-3%*	*-9%*
Cash and Cash Equivalents Consolidated	**2,553**	**2,577**	**2,716**	***-1%***	***-6%***
in R$	1,598	716	1,821	*123%*	*-12%*
in US$	955	1,860	895	*-49%*	*7%*
(-) Cash and Cash Equivalents - Braskem Idesa	**405**	**394**	**196**	***3%***	***107%***
in US$	405	394	196	*3%*	*107%*
(-) Exclusive Cash to Alagoas	**63**	**109**	**246**	***-42%***	***-74%***
in R$	63	109	246	*-42%*	*-74%*
(-) Cash to Injunction of ICMS Benefit[1]	**223**	**239**	**-**	***-7%***	***n.a.***
in R$	223	239	-	*-7%*	*n.a.*
(-) Cash and Cash Equivalents (Ex-Braskem Idesa and Alagoas)	**1,862**	**1,834**	**2,274**	***2%***	***-18%***
in R$	1,312	368	1,576	*257%*	*-17%*
in US$	550	1,466	699	*-62%*	*-21%*
(=) Adjusted Net Debt	**4,687**	**4,731**	**4,545**	***-1%***	***3%***
in R$	(863)	(80)	(1,434)	*984%*	*-40%*
in US$	5,550	4,810	5,978	*15%*	*-7%*
(+) Global Agreement	**203**	**205**	**291**	***-1%***	***-30%***
in R$	162	174	218	*-7%*	*-26%*
in US$	41	30	73	*35%*	*-43%*
Recurring EBITDA (LTM)	**3,746**	**4,618**	**4,109**	***-19%***	***-9%***
Adjusted Net Debt/Recurring EBITDA (LTM)	**1.31x**	**1.07x**	**1.18x**	***22%***	***11%***
(-) Hybrid Bond[2]	**315**	**308**	**313**	***2%***	***1%***
in US$	315	308	313	*2%*	*1%*
(=) Adjusted Net Debt with 50% of hybrid bond	**4,576**	**4,627**	**4,522**	***-1%***	***1%***
Adjusted Net Debt/Recurring EBITDA (LTM) with hybrid bond	**1.22x**	**1.00x**	**1.10x**	***22%***	***11%***

[1]In 4Q21, the Company obtained an injunction to exclude ICMS tax incentives and benefits applicable to its operations, granted by the States and the Federal District, from the income tax calculation base as of 2021, which will result in a reduction in cash disbursement in 2021 of approximately R$1.2 billion. Given the initial phase of the process, the Company considers the matter as an uncertain tax treatment and, therefore, the amount of R$1.2 billion remains recorded as taxes payable.

[2]For leverage purposes, the rating agencies Standard & Poor's and Fitch Rating consider the hybrid bond with a 50% equity treatment.

The liquidity position of US$1.9 billion is sufficient to cover the payment of all liabilities coming due in the next 66 months and it does not consider the international stand-by credit facility of US$1.0 billion available through 2026.

Compared to 1Q22, in line with its cash and debt management strategy, Braskem reduced its debt exposure in the coming years through the full and partial repurchase of its respective outstanding bonds in 2023 and 2024 respectively and issued new debt in the local market, extending the maturity of its indebtedness.

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Rating

5.9.2	BRASKEM IDESA

On June 30, 2022, the average debt term was around 8.3 years, with 94% of maturities concentrated after 2029. Braskem Idesa’s average weighted cost of debt was exchange variation plus 7.2%.

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Rating

6.	ESG
6.1	ENVIRONMENTAL
6.1.1	Circular Economy
▪	Mechanical Recycling (BRAZIL): execution of agreement to form a joint venture (“JV”), headquartered in the Netherlands, with Terra Circular, whose majority partner has developed and implemented innovative technology with the capacity to convert low quality plastic into finished goods. With the agreement’s execution and once its conditions precedents are fulfilled, Braskem will become the controlling shareholder of the JV with the possibility to expand the technology’s use to other regions.

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Recycled Sales (I’m greenTM Recycled)

▪	Brazil: increased in relation to 1Q22 (+73%) and 2Q21 (+273%), driven by stronger demand for resins with recycled content. For chemicals[27], sales remained in line with 1Q22 (+1%). Compared to 2Q21 (+577%), sales of circular chemicals rose due to the higher availability of product for sale.
▪	United States & Europe: increase in sales volume compared to 1Q22 (+114%) and 2Q21 (+464%), due to higher product availability reflecting the expansion in the supplier base.
▪	Mexico: increased in relation to 1Q22 (+21%), due to stronger demand and the inventory rebuilding trend. Compared to 2Q21 (-1%), sales remained in line.

6.1.2	Eco-indicators[28]

In the year to date, the eco-efficiency indicators of the Company’s plants were mainly affected by the higher production volume, given the restarting of operations at the chlor-alkali unit in Alagoas, and the higher production of Braskem Idesa and the ABC petrochemical complex.

Ecoefficiency in water consumption increased (+1%) compared to 2Q21, mainly due to operational problems, the cleaning of equipment and unscheduled shutdowns. Wastewater discharge decreased (-4%) due to the higher production volume and the consolidation of discharge control procedures in Bahia.

The energy consumption indicator and the solid waste generation eco-indicator increased (+2% and +14%, respectively) in relation to the same period of 2021, due to scheduled maintenance shutdowns in Rio Grande do Sul and Alagoas.

6.2	SAFETY AND SOCIAL RESPONSIBILITY

HEALTH AND SAFETY

▪	People Safety: the consolidated reported and lost time injury-frequency rate in the year to date was 1.0 event per million hours worked, a decrease of 17% from the same period of 2021.

[27] Circular chemicals are not sold under the I’m greenTM bio-based brand.

[28] Data may be revised depending on internal updates.

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▪	Process Safety: the TIER 1 rate[29] in the year to date was 0.07 event per million hours worked, down 13% from 2021. The rate maintains Braskem on level with its peers in the global chemical industry considered industry references in safety.[30] Meanwhile, the TIER 2 rate[31] was 0.48 event per million hours worked.

SOCIAL RESPONSIBILITY AND HUMAN RIGHTS

▪	Braskem Projects that Transform: in June, registration was opened for submissions to “Braskem Projects that Transform,” which aims to support relevant projects that encourage the power of transformation and have a direct impact on the needs of communities near our operations. In all, R$1 million will be made available to support up to 15 initiatives in the five participating states, namely Alagoas, São Paulo, Rio de Janeiro, Rio Grande do Sul and Bahia.
▪	Braskem, Fortlev and Amigos do Bem: partnership with Fortlev for the production of water tanks, which were distributed by the Amigos do Bem Institution to 80 villages in the states of Alagoas, Pernambuco and Ceará, benefiting approximately 10,000 people. The partnership envisaged the donation of polyethylene resin by Braskem to Fortlev to produce over 2,000 water tanks, which will improve significantly the quality of life of many families in this semiarid region of Brazil.

6.3	CORPORATE GOVERNANCE
▪	ESG Monitoring by BoD[32]: the Board of Directors and its Advisory Committees regularly evaluate the progress achieved in the Company’s ESG practices, which include monitoring the assessment of corporate risks related to the topic. In 2Q22, the following topics were covered:
(I)	Discussion and approval of investments, in line with the sustainability commitments for 2030 and 2050 assumed by Braskem, including the creation of a joint venture with Terra Circular, whose majority partner has developed and implemented innovative technology with the capacity to convert low quality plastic into finished products;
(II)	Approval of update of Global Risk Management Policy and Global Personal Data Privacy and Protection Policy, in order to improve Company’s practices.

7.	CAPITAL MARKETS
7.1	STOCK PERFORMANCE

On June 30, 2022, Braskem’s stock was quoted at R$37.24/share (BRKM5) and US$14.28/share (BAK). The Company’s shares are listed on the Level 1 corporate governance segment of the B3 – Brasil, Bolsa e Balcão and on the New York Stock Exchange (NYSE) through Level 2 American Depositary Receipts (ADRs). Each Braskem ADR (BAK) corresponds to two class “A” preferred shares issued by the Company.

[29] Incident with loss of containment of products above the limits established in the American Petroleum Institute (API) 754 for TIER 1, based on the product released, or any release that causes: fatality or lost-time injury of an employee or third party, hospital damages or fatality of the external public, financial losses greater than US$100,000, or evacuation of the community.

[30] Incident with loss of containment of products above the limits established in the American Petroleum Institute (API) 754 for TIER 1, based on the product released, or any release that causes: fatality or lost-time injury of an employee or third party, hospital damages or fatality of the external public, financial losses greater than US$100,000, or evacuation of the community.

[31] Incident with loss of containment of products above the limits established in the American Petroleum Institute (API) 754 for TIER 2, based on the product released, or any release that causes: reportable injury of own employee or third party and financial loss greater than US$2,500.

[32] Board of Directors.

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7.2	CORPORATE DEBT SECURITIES PERFORMANCE

40

8.	LIST OF ANNEXES:

41

ANNEX I

Consolidated Income Statement

ANNEX II

Consolidated Recurring EBITDA Calculation

42

ANNEX III

Indicators

43

ANNEX IV

Consolidated Balance Sheet

44

ANNEX V

Consolidated Cash Flow

45

ANNEX VI

Braskem Idesa Income Statement

ANNEX VII

Braskem Idesa Balance Sheet

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ANNEX VIII

Braskem Idesa Cash Flow

Braskem Idesa Cash Flow R$ million	2Q22 (A)	1Q22 (B)	2Q21 (C)	Change (A)/(B)	Change (A)/(C)	1H22 (D)	1H21 (E)	Change (D)/(E)
Profit (Loss) Before Income Tax and Social Contribution	**(171)**	**415**	**923**	*n.a.*	*n.a.*	**244**	**357**	*-32%*
Adjustments for Reconciliation of Profit (Loss)								
Depreciation and Amortization	197	211	211	*-7%*	*-6%*	409	400	*2%*
Equity Result	-	-	-	*n.a.*	*n.a.*	-	-	*n.a.*
Interest, Monetary and Exchange Variation, Net	445	54	(116)	*722%*	*n.a.*	499	727	*-31%*
PIS and COFINS credits - exclusion of ICMS from the calculation base	-	-	-	*n.a.*	*n.a.*	-	-	*n.a.*
Loss (reversals) for impairment of trade accounts receivable	-	-	(0.5)	*n.a.*	*-100%*	-	(0.4)	*-100%*
Provision for losses and write-offs of long-lived assets	-	0.5	-	*-100%*	*n.a.*	0.5	-	*n.a.*
Cash Generation before Working Capital	**472**	**681**	**1,017**	*-31%*	*-54%*	**1,152**	**1,484**	*-22%*
Operating Working Capital Variation								
Account Receivable from Clients	199	31	(336)	*531%*	*n.a.*	230	(472)	*n.a.*
Inventories	(76)	12	48	*n.a.*	*n.a.*	(64)	(70)	*-10%*
Recoverable Taxes	(60)	(21)	69	*186%*	*n.a.*	(82)	103	*n.a.*
Other Account Receivables	6	(237)	(242)	*n.a.*	*n.a.*	(231)	(86)	*167%*
Suppliers	214	(104)	(61)	*n.a.*	*n.a.*	110	65	*69%*
Taxes Payable	(101)	239	195	*n.a.*	*n.a.*	138	45	*209%*
Sundry Provisions	(48)	(79)	(33)	*-39%*	*47%*	(127)	(9)	*1250%*
Other Account Payables	(47)	40	(15)	*n.a.*	*220%*	(7)	(7)	*-3%*
Operating Cash Flow	**558**	**562**	**642**	*-1%*	*-13%*	**1,120**	**1,051**	*7%*
Interest Paid	(200)	(158)	(262)	*27%*	*-24%*	(358)	(350)	*2%*
Income Tax and Social Contribution	(0.0)	(0.1)	(3)	*-74%*	*-99%*	(0.1)	(6)	*-99%*
Net Cash provided by operating activities	**357**	**404**	**378**	***-12%***	***-5%***	**762**	**695**	***10%***
Additions to Fixed and Intangible Assets	(187)	(52)	(22)	*260%*	*736%*	(239)	(54)	*342%*
Cash used in Investing Activities	**(187)**	**(52)**	**(22)**	***260%***	***736%***	**(239)**	**(54)**	***342%***
Short-Term and Long-Term Debt								
Obtained Borrowings	-	-	-	*n.a.*	*n.a.*	-	-	*n.a.*
Payment of Borrowings	-	-	-	*n.a.*	*n.a.*	-	-	*n.a.*
Braskem Idesa Debt								
Borrowings	-	-	-	*n.a.*	*n.a.*	-	-	*n.a.*
Payment of Borrowings	(47)	-	(265)	*n.a.*	*-82%*	(47)	(504)	*-91%*
Loan to non-controlling shareholders of Braskem Idesa - payments	(34)	-	-	*n.a.*	*n.a.*	(34)	-	
Leasing	(12)	(13)	(14)	*-3%*	*-15%*	(25)	(29)	*-14%*
Dividends	-	-	-	*n.a.*	*n.a.*	-	-	*n.a.*
Cash Generated (Used) in Financing Activities	**(93)**	**(13)**	**(279)**	***632%***	***-67%***	**(106)**	**(533)**	***-80%***
Exchange Variation on Cash of Foreign Subsidiaries and Jointly Controlled Companies	175	(245)	(92)	*n.a.*	*n.a.*	(70)	(33)	*113%*
Cash and Cash Equivalents Generation (Aplication)	**252**	**94**	**(16)**	***168%***	***n.a.***	**346**	**75**	***362%***
Represented by								
Cash and Cash Equivalents at The Beginning of The Period	1,867	1,773	996	*5%*	*88%*	1,773	904	*96%*
Cash and Cash Equivalents at The End of The Period	2,120	1,867	979	*14%*	*116%*	2,120	979	*116%*
(Decrease) Increase in Cash and Cash Equivalents	**252**	**94**	**(16)**	***168%***	***n.a.***	**346**	**75**	***362%***

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2022

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.